--------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 2)1

                           OPEN PLAN SYSTEMS, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   683709 10 9
--------------------------------------------------------------------------------
                               (CUSIP Number)

                   W. SYDNOR SETTLE, GREAT LAKES CAPITAL, LLC
          310 SOUTH STREET, MORRISTOWN, NEW JERSEY 07960 (973) 267-1088
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                 July 1, 2000, July 21, 2000 and August 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                            (Page 1 of 27 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 2 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Great Lakes Capital, LLC
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   804,000
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  804,000
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          804,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO (limited liability company)
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 3 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          W. Sydnor Settle
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   58,211
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  58,211
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          58,211
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 4 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas H. Corson
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   53,211
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  53,211
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,211
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 5 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William F. Crabtree
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   32,385
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  32,385
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,385
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 6 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John L. Hobey
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   95,711
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  95,711
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          95,711
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 7 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles B. Kaufmann, III
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   6,771
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  6,771
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,771
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
   CUSIP No. 683709 10 9          SCHEDULE 13D           Page 8 of 27 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas J. McGrath
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   3,211
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  3,211
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,211
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            GREAT LAKES CAPITAL, LLC

         This amended and restated Schedule 13D of Great Lakes Capital, LLC ("Great Lakes") is being filed by Great Lakes and its members: W. Sydnor Settle, Thomas H. Corson, William F. Crabtree, John L. Hobey, Charles B. Kaufmann, III, and Thomas J. McGrath (collectively, the "Members"). The purpose of such amended and restated filing is to amend and restate the restatement of the original
Schedule 13D of Great Lakes contained in Amendment No. 1 thereto dated September 15, 1999 to (i) provide amendments to certain exhibits, (ii) reflect additional open market purchases of the common stock of Open Plan Systems, Inc. during the period from August 4, 2000 through August 11, 2000 (the "Recent Purchase Period"), and (iii) to update certain biographical and other information. This
Schedule 13D is a joint filing of Great Lakes and the Members, pursuant to an Agreement to Joint Filing of Schedule 13D dated October 25, 1999 which is attached hereto as Exhibit E and incorporated herein.

Item 1.    Security and Issuer
           -------------------

           This Schedule 13D relates to the common stock, no par value (the "Common Stock") of Open Plan Systems, Inc., a Virginia corporation (the "Issuer" or the "Company"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

Item 2.    Identity and Background
           -----------------------

           Great Lakes Capital, LLC
           ------------------------

           Great Lakes is a limited liability company organized in June 1998 under the laws of the State of Delaware. The members of Great Lakes are W. Sydnor Settle ("Settle"), who also serves as a manager and as the Chairman and President of Great Lakes, Thomas H. Corson ("Corson"), who also serves as a manager and as Vice President of Great Lakes, William F. Crabtree ("Crabtree"), John L. Hobey ("Hobey"), Charles B. Kaufmann, III ("Kaufmann"), who also serves as Secretary of Great Lakes, and Thomas J. McGrath ("McGrath"), who also serves as a manager and as the Treasurer of Great Lakes. Great Lakes was formed specifically for the purpose of investing in and holding securities of the Issuer. As described in Item 3 below, it also provides certain management and consulting services to the Issuer. The address of its principal office is 310 South Street, Morristown, New Jersey 07960.

           During the past five years, Great Lakes has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor has Great Lakes been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order



                               Page 9 of 27 Pages
           enjoining   future   violations   of,  or  prohibiting  or  mandating
           activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           W. Sydnor Settle
           ----------------

           (A)      W. Sydnor Settle.

           (B)      The  business   address  of  Settle  is  310  South  Street,
                    Morristown, New Jersey 07960.

           (C) Settle is a private investor whose business address is disclosed in paragraph (B) above. Settle is also a director of the Issuer, and serves as a manager and as the Chairman and President of Great Lakes. Settle was a partner of the New York-based law firm, Simpson Thacher & Bartlett, from 1969 to 1990, when he retired to become "of counsel" to that law firm.

           (D) During the past five years, Settle has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (E) During the past five years, Settle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (F)      Settle is a citizen of the U.S.A.

           Thomas H. Corson
           ----------------

           (A)      Thomas H. Corson.

           (B) The business address of Corson is 600 Skyview Drive, P.O. Box 504, Middlebury, Indiana 46540.

           (C) Corson is a private investor whose business address is disclosed in paragraph (B) above. Corson was the co-founder of, and currently serves as Chairman Emeritus and a director of, Coachmen Industries, Inc. (NYSE), a leading manufacturer of recreational vehicles and modular homes. He is also a manager and Vice President of Great Lakes.

           (D) During the past five years, Corson has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (E) During the past five years, Corson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction



                              Page 10 of 27 Pages
           and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (F)      Corson is a citizen of the U.S.A.

           William F. Crabtree
           -------------------

           (A)      William F. Crabtree.

           (B) The residence address of Crabtree is 4925 N. Williamston Road, Williamston, Michigan 48895-9651.

           (C) Crabtree served as the Chief Financial Officer of the Issuer at the address disclosed in Item 1 above until July 1, 2000, when he left to pursue other business interests.

           (D) During the past five years, Crabtree has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (E) During the past five years, Crabtree has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (F)      Crabtree is a citizen of the U.S.A.

           John L. Hobey
           -------------

           (A)      John L. Hobey.

           (B) The business address of Hobey is c/o Open Plan Systems, Inc., 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

           (C) Hobey is the Chief Executive Officer of the Issuer at the address disclosed in paragraph (B) above. Hobey is also a director of the Issuer.

           (D) During the past five years, Hobey has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (E) During the past five years, Hobey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining



                              Page 11 of 27 Pages
           future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (F)      Hobey is a citizen of the U.S.A.

           Charles B. Kaufmann, III
           ------------------------

           (A)      Charles B. Kaufmann, III.

           (B) The business address of Kaufmann is c/o Holland, Kaufmann & Bartels, LLC, 289 Greenwich Avenue, Greenwich, Connecticut 06830.

           (C)      Kaufmann  is  an  attorney  at  the  address   disclosed  in
                    paragraph (B) above. He also serves as Secretary of Great Lakes.

           (D) During the past five years, Kaufmann has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (E) During the past five years, Kaufmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (F)      Kaufmann is a citizen of the U.S.A.

           Thomas J. McGrath
           -----------------

           (A)      Thomas J. McGrath.

           (B) The business address of McGrath is c/o Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017.

           (C) McGrath is a private investor whose business address is disclosed in paragraph (B) above. McGrath was a partner of the New York-based law firm, Simpson Thacher & Bartlett, from 1970 to 1995. He also serves as a manager and Treasurer of Great Lakes.

           (D) During the past five years, McGrath has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (E) During the past five years, McGrath has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining



                              Page 12 of 27 Pages
           future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (F)      McGrath is a citizen of the U.S.A.

Item 3.    Source and Amount of Funds and Other Consideration

           The source and amount of funds or other consideration used, or to be used, by each of Great Lakes, Settle, Corson, Crabtree, Hobey, Kaufmann and McGrath in acquiring beneficial ownership of shares of Common Stock are set forth below.

           Great Lakes Capital, LLC
           ------------------------

           On June 17, 1998, the Issuer and Great Lakes entered into a Management and Consulting Agreement (the "Consulting Agreement"), a copy of which is attached to this Schedule 13D as Exhibit A and is incorporated by reference into this Schedule 13D. Under the Consulting Agreement, Great Lakes agreed to provide certain management and consulting services to the Issuer for an 18-month period, including making available to the Issuer two of its members, Hobey and Crabtree, to serve as Chief Executive Officer and Chief Financial Officer, respectively, of the Issuer. In connection with the execution of the Consulting Agreement, Hobey and Crabtree each entered into a written employment agreement with the Issuer for a term of 18 months commencing on June 17, 1998 (each an "Employment Agreement"). The Issuer also appointed Hobey and Settle to its Board of Directors.

           In connection with the execution of the Consulting Agreement, Great Lakes acquired 200,000 shares of Common Stock directly from the Issuer at a purchase price of $2.175 per share. The funds used to acquire such shares were funds contributed to Great Lakes by its Members.

           In consideration for the services under the Consulting Agreement, Great Lakes acquired an option to purchase up to 600,000 shares of the Common Stock (the "Option"), pursuant to a Nonqualified Stock Option Agreement, dated as of June 17, 1998, between the Issuer and Great Lakes (the "Stock Option Agreement"). A copy of the Stock Option Agreement is attached to this Schedule 13D as Exhibit B and is incorporated by reference into this Schedule 13D.

           Under the Stock Option Agreement, the Option is fully vested and immediately exercisable by Great Lakes, and the option prices per share are as follows:

                         Number of Shares                  Exercise Price
                         ----------------                  --------------
                              150,000                           $3.00
                              150,000                           $4.50
                              150,000                           $6.00




                              Page 13 of 27 Pages

                              150,000                           $7.50

           Except as described below, the Option shall expire on June 30, 2003. The Stock Option Agreement provides that, if at any time prior to December 17, 1998, (i) OPS terminated Hobey's employment as Chief Executive Officer of OPS for Proper Cause (as defined in Hobey's Employment Agreement), (ii) OPS terminated Hobey's employment as Chief Executive Officer of OPS due to death or disability (in accordance with the Hobey's Employment Agreement) or (iii) Hobey voluntarily resigned as Chief Executive Officer of OPS (any of the foregoing, a "Termination Event"), then the Option would expire immediately. If between December 17, 1998 and June 17, 1999, a Termination Event had occurred, the Option would have expired one year following such Termination Event. As of June 1, 2000, no such Termination Event had occurred.

           As described in Item 6 below, concurrently with entering into the Consulting Agreement with the Issuer, Great Lakes also entered into a Voting and Standstill Agreement and a Registration Rights Agreement.

           In December 1998, Great Lakes purchased 4,000 additional shares of Common Stock on the open market at $2.69 per share.

           W. Sydnor Settle
           ----------------

           Settle acquired (i) 3,000 shares of Common Stock for approximately $7,750 in personal funds in late 1997, (ii) options for 1,000 shares each (collectively, the "Settle Option") in May 1999 and May 2000 at an exercise price of $2.81 and $2.00 per share, respectively, for his service on the Issuer's Board of Directors, pursuant to the Issuer's Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), which options are immediately exercisable and expire on May 11, 2009,
           (iii) 50,000 shares of Common Stock for $125,000 in personal funds on September 15, 1999 pursuant to that certain Stock Redemption and Sale Agreement, dated August 31, 1999, between the Issuer and Settle, Corson, Crabtree, Hobey and Kaufmann (the "Stock Redemption and Sale Agreement") attached hereto as Exhibit F and incorporated herein (such purchase transaction identified in (iii) above (the "Fischer Transaction") is more particularly described in Item 5 below), and
           (iv) 3,211 shares of Common Stock on the open market for $5,634 in personal funds during the Recent Purchase Period.

           Thomas H. Corson
           ----------------

           Corson acquired (i) 50,000 shares of Common Stock for $125,000 in personal funds on September 15, 1999 in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement, and (ii) 3,211 shares of Common Stock on the open market for $5,634 in personal funds during the Recent Purchase Period.



                              Page 14 of 27 Pages

           William F. Crabtree
           -------------------

           Crabtree acquired (i) 3,000 shares of Common Stock for approximately $9,000 in personal funds in February and March of 1998, (ii) options for 12,500 shares on June 15, 1998, at an exercise price of $2.44 per share, immediately exercisable and expiring on July 1, 2002, in connection with his Employment Agreement, pursuant to the Issuer's 1996 Incentive Stock Plan (the "Incentive Stock Plan") (iii) options for 12,500 shares in May 1999, at an exercise price of $2.63 per share, immediately exercisable and expiring within one year of Crabtree's leaving the employment of the Issuer on July 1, 2000, pursuant to the Incentive Stock Plan ((ii) and (iii) collectively, the "Crabtree" Option), (iv) 4,000 shares of Common Stock for $10,000 in personal funds on September 15, 1999, in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement, and (v) 385 shares of Common Stock on the open market for $674 during the Recent Purchase Period.

           John L. Hobey
           -------------

           Hobey acquired (i) 5,000 shares of Common Stock for approximately $14,563 in personal funds in February and March 1998, (ii) options for 25,000 shares of Common Stock on June 15, 1998, at an exercise price of $2.44 per share, immediately exercisable and expiring on June 30, 2003, in connection with his Employment Agreement, pursuant to the Incentive Stock Plan, (iii) options for 25,000 shares each of Common Stock in May 1999 and January 2000 at an exercise price of $2.63 and $1.88, per share, respectively, vesting and becoming exercisable at a rate of 25% per year commencing six (6) months from issuance and expiring on May 12, 2006 and January 31, 2007, respectively, pursuant to the Incentive Stock Plan ((ii) and (iii) collectively, the "Hobey Option"), (iv) 50,000 shares of Common Stock for $125,000 in personal funds on September 15, 1999 in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement, and
           (v) 3,211 shares of Common Stock on the open market for $5,634 in personal funds during the Recent Purchase Period.

           Charles B. Kaufmann, III
           ------------------------

           Kaufmann acquired (i) 6,000 shares of Common Stock for $15,000 in personal funds on September 15, 1999, in the Fischer Transaction pursuant to the Stock Redemption and Sale Agreement, and (ii) 771 shares of Common Stock on the open market for $1,348 during the Recent Purchase Period.

           Thomas J. McGrath
           -----------------

           McGrath acquired 3,211 shares of Common Stock on the open market for $5,634 in personal funds during the Recent Purchase Period.



                              Page 15 of 27 Pages

Item 4.    Purpose of Transaction
           ----------------------

           The primary purpose for the acquisition by Great Lakes of shares of Common Stock and the Option, as described in Item 3 above, as well as the acquisition by Settle, Corson, Crabtree, Hobey, Kaufmann and McGrath of their respective shares of Common Stock and stock options (as the case may be) also described in Item 3 above, is for investment. Moreover, the business of Great Lakes, as stated in its operating agreement, is limited to investing in the securities of the Issuer and the management of such investments.

           Great Lakes and its members intend to continue to evaluate the Issuer and its business prospects and to take such actions as they shall deem necessary and appropriate in their sole discretion to maximize the economic value of their investment in the securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock at any time, subject, however, to certain restrictions contained in a Voting and Standstill Agreement, dated as of June 17, 1998, by and between the Issuer, Great Lakes and, for the limited purposes set forth therein, Great Lakes Capital, Inc., a Delaware corporation (the "Standstill Agreement"), as amended by a certain Amendment No. 1 to Voting and Standstill Agreement dated July 21, 2000 between the parties to the Standstill Agreement (the "Standstill Amendment"). Copies of the Standstill Agreement and the Standstill Amendment are attached to this Schedule 13D as Exhibit C and Exhibit H, respectively, and are incorporated by reference into this Schedule 13D. Among other restrictions in the original Standstill Agreement, Great Lakes and its affiliates could not (without the consent of the Issuer) acquire shares of Common Stock if, following such acquisition, Great Lakes and its affiliates would beneficially own greater than 21.0% of the issued and outstanding shares of Common Stock. Pursuant to the Standstill Amendment, this cap was raised to 25%. This restriction, however, did not and does not apply to shares of Common Stock or other securities granted pursuant to any benefit plan of the Issuer, such as the Crabtree Option, the Settle Option and the Hobey Option.

           Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Great Lakes, Settle, Corson, Crabtree, Hobey, Kaufmann or McGrath may have that relate to or would result in:

           (A) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

           (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;



                              Page 16 of 27 Pages

           (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (E)      Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

           (F) Any other material change in the Issuer's business or corporate structure;

           (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

           (J)      Any action similar to any of those enumerated above.

           Subject to the provisions of the Standstill Agreement, as amended, Great Lakes and the Members may, at any time or from time to time, review or reconsider their position with respect to the Issuer and formulate plans with respect to matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

           Great Lakes Capital, LLC
           ------------------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Great Lakes are 804,000 shares and 16.1% of the issued and outstanding shares of Common Stock, respectively (based on total outstanding shares of Common Stock of the Issuer of 4,402,891 on September 15, 1999).

           (B) With respect to 204,000 shares of Common Stock identified pursuant to paragraph (A) above, Great Lakes presently has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 600,000 shares of Common Stock identified pursuant to paragraph (A) above, Great Lakes will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Option. Great Lakes' shares of



                              Page 17 of 27 Pages

                    Common Stock may be voted or disposed of at the discretion of a majority of its three managers, who are Settle, Corson and McGrath.

           (C)      Not applicable.

           (D)      Not applicable.

           (E)      Not applicable.

           W. Sydnor Settle
           ----------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Settle are 58,211 shares and 1.3% of the issued and outstanding shares of Common Stock, respectively.

           (B) With respect to 56,211 shares of Common Stock identified pursuant to paragraph (A) above, Settle has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 2,000 shares of Common Stock identified pursuant to paragraph (A) above, Settle will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Settle Option.

           (C)      See Item 3 above with respect to Settle.

           (D)      Not applicable.

           (E)      Not applicable.

           Thomas H. Corson
           ----------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Corson are 53,211 shares and 1.2% of the issued and outstanding shares of Common Stock, respectively.

           (B) Corson has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

           (C)      See Item 3 above with respect to Corson.

           (D)      Not applicable.

           (E)      Not applicable.



                              Page 18 of 27 Pages

           William F. Crabtree
           -------------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Crabtree are 32,385 shares and less than one percent of the issued and outstanding shares of Common Stock, respectively.

           (B) With respect to 7,385 shares of Common Stock identified pursuant to paragraph (A) above, Crabtree has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 25,000 shares of Common Stock identified pursuant to paragraph (A) above, Crabtree will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Crabtree Option.

           (C)      See Item 3 above with respect to Crabtree.

           (D)      Not applicable.

           (E)      Not applicable.

           John L. Hobey
           -------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Hobey are 95,711 Shares and 2.2% of the issued and outstanding shares of Common Stock, respectively.

           (B) With respect to 58,211 shares of Common Stock identified pursuant to paragraph (A) above, Hobey has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to the remaining 37,500 shares of Common Stock identified pursuant to paragraph (A) above, Hobey will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Hobey Option.

           (C)      See Item 3 above with respect to Hobey.

           (D)      Not applicable.

           (E)      Not applicable.



                              Page 19 of 27 Pages

           Charles B. Kaufmann, III
           ------------------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by Kaufmann are 6,771 shares and less than one percent of the issued and outstanding shares of Common Stock, respectively.

           (B) Kaufmann has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

           (C)      See Item 3 above with respect to Kaufmann.

           (D)      Not applicable.

           (E)      Not applicable.

           Thomas J. McGrath
           -----------------

           (A) The aggregate number and percentage of Common Stock beneficially owned by McGrath are 3,211 shares and less than one percent of the issued and outstanding shares of Common Stock, respectively.

           (B) McGrath has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

           (C)      See Item 3 above with respect to McGrath.

           (D)      Not applicable.

           (E)      Not applicable.


FISCHER TRANSACTION

         On September 15, 1999, the Issuer issued a press release, which press release and the transactions transcribed therein are further described in a Form 8-K of the Issuer dated September 15, 1999, previously filed by the Issuer. In such press release, the Company announced that the Issuer and certain investors had agreed to purchase for cash 993,542 shares of the Common Stock held by its founder, Stan A. Fischer ("Fischer"), at a price of $2.50 per share. Mr. Fischer's holdings represented beneficial ownership at the time of approximately 21.26% of the Common Stock.

         Approximately 270,000 of Fischer's shares were redeemed by the Issuer. The remaining such shares were purchased by thirteen investors, who included a number of the Issuer's executive officers and directors and included the Members.



                              Page 20 of 27 Pages

         The Members, as more particularly described in Item 3 above, acquired a total of 160,000 shares. As a result, beneficial ownership of the Issuer's Common Stock owned by Great Lakes and its Members, on an aggregate basis, increased from approximately 16.66% to approximately 20.69%. Under the Standstill Agreement as then in effect, elsewhere described herein in Items 4 and 6, Great Lakes and persons affiliated therewith were generally prohibited from acquiring beneficial ownership of greater than 21% of the Common Stock.
Such agreement also provided for the Issuer to cooperate with Great Lakes and its affiliates in avoiding the triggering of the Virginia Control Share Acquisitions Statute (the "Virginia Statute") with respect to purchases by such persons up to the 21% cap. In general, the Virginia Statute is activated when a purchase by a person causes such person's shareholdings to equal or exceed 20% of an issuer's common stock. Pursuant to the Standstill Agreement and in order to facilitate the share purchase from Fischer without triggering the Virginia Statute, the Fischer transaction was effected in two parts, which occurred concurrently. First, in accordance with a certain Stock Purchase Agreement dated August 31, 1999, the Company and those investors who were not affiliated with Great Lakes purchased the 993,542 shares of Common Stock from Fischer. Included in the Issuer's total were 160,000 shares in addition to the approximately 270,000 it was to redeem on a net basis. Secondly, pursuant to the Stock Redemption and Sales Agreement, previously referred to in Item 3 and attached hereto as Exhibit F, the Issuer sold a total of 160,000 shares to the Members.

         In the two purchase agreements described above, the Issuer agreed to effect a resale or "shelf" registration of the shares purchased with the Securities and Exchange Commission and other applicable security regulators for the benefit of the thirteen investors. Previously, the Issuer had approved such registration of the shares held by Fischer.

DISCLAIMER OF BENEFICIAL OWNERSHIP

Great Lakes Capital, LLC
------------------------

         Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Great Lakes disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by the Members. Great Lakes declares that the filing of this statement shall not be construed as an admission that Great Lakes is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by it.

W. Sydnor Settle
----------------

         Pursuant to Rule 13d-4 under the Exchange Act, Settle disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Settle declares that the filing of this statement shall not be construed as an admission that Settle is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by



                              Page 21 of 27 Pages
this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Thomas H. Corson
----------------

         Pursuant to Rule 13d-4 under the Exchange Act, Corson disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Corson declares that the filing of this statement shall not be construed as an admission that Corson is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

William F. Crabtree
-------------------

         Pursuant to Rule 13d-4 under the Exchange Act, Crabtree disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Crabtree declares that the filing of this statement shall not be construed as an admission that Crabtree is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

John L. Hobey
-------------

         Pursuant to Rule 13d-4 under the Exchange Act, Hobey disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Hobey declares that the filing of this statement shall not be construed as an admission that Hobey is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Charles B. Kaufmann, III
------------------------

         Pursuant to Rule 13d-4 under the Exchange Act, Kaufmann disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. Kaufmann declares that the filing of this statement shall not be construed as an admission that Kaufmann is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.



                              Page 22 of 27 Pages

Thomas J. McGrath
-----------------

         Pursuant to Rule 13d-4 under the Exchange Act, McGrath disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares of Common Stock held beneficially or otherwise by Great Lakes or the other Members. McGrath declares that the filing of this statement shall not be construed as an admission that McGrath is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares of Common Stock expressly set forth in this statement as being beneficially owned by him.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

           Management and Consulting Agreement
           -----------------------------------

           On June 17, 1998, the Issuer and Great Lakes entered into the Consulting Agreement. The Consulting Agreement is described in further detail in Item 3 above.

           Voting and Standstill Agreement
           -------------------------------

           On June 17, 1998, the Issuer, Great Lakes and, for the limited purposes set forth therein, Great Lakes Capital, Inc. entered into the Standstill Agreement. In addition to the description of the Standstill Agreement set forth in Items 4 and 5 above, the Issuer, pursuant to the terms of the Standstill Agreement, has appointed Hobey and Settle to Class I (current term expiring 2001) of the Board of Directors of the Issuer and agreed to nominate and recommend Hobey and Settle for election at the next annual meeting of shareholders as Class I directors unless the Consulting Agreement were terminated prior to such annual meeting. Upon the termination of Hobey's employment and/or the termination of the Consulting Agreement, however, such terms as a director are subject to certain requirements for the resignation of Hobey and/or Settle from the Board of Directors. Pursuant to the terms of the Standstill Agreement, Great Lakes and Great Lakes Capital, Inc. have also agreed for the duration of the Standstill Agreement (such agreement expires June 18, 2003), to take such actions as may be required so that the Common Stock beneficially owned and entitled to be voted by Great Lakes, Great Lakes Capital, Inc. and their affiliates are voted as follows: (i) with respect to the nominees to the Board of Directors of the Issuer, in accordance with the recommendation of the Board; and (ii) with respect to any "election contest" initiated by any person in connection with a tender offer, in the same proportion as the total votes cast by or on behalf of all of the Issuer's shareholders (other than Great Lakes, Great Lakes Capital, Inc. and their affiliates).



                              Page 23 of 27 Pages

           Stock Option Agreement
           ----------------------

           On June 17, 1998, the Issuer and Great Lakes entered into the Stock Option Agreement relative to the grant of the Option to acquire up to 600,000 shares of Common Stock. The Stock Option Agreement is described in further detail in Item 3 above.

           Registration Rights Agreement
           -----------------------------

           On June 17, 1998, the Issuer and Great Lakes entered into a Registration Rights Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is attached to this
           Schedule 13D as Exhibit D and is  incorporated by reference into this
           Schedule 13D. Pursuant to the Registration Rights Agreement, following the expiration of the Consulting Agreement, Great Lakes has the right, subject to certain terms and conditions, to request that the Issuer effect the registration of the 200,000 shares of Common Stock purchased by Great Lakes pursuant to the Consulting Agreement, the shares that may be acquired upon the exercise of the Option, and any shares of Common Stock that Great Lakes and its affiliates acquire after June 17, 1998 (excluding shares acquired pursuant to the Incentive Stock Plan and the Directors Plan), subject to the 21.0% ownership restriction set forth in the Standstill Agreement described above in Items 4 and 5 and this Item 6 (collectively, the "Registrable Shares"). Such request must be made prior to June 17, 2003, and the Issuer shall not be required to effect more than one registration of the Registrable Shares. In addition, in the event that the Issuer files a registration statement relating to a public offering of its Common Stock by or through underwriters for the Issuer's own account, the Issuer shall, at Great Lakes' request and subject to certain terms and conditions, use its best efforts to include among the securities covered by such registration statement the number of Registrable Shares that Great Lakes shall have requested to be so included.

           The Registration Rights Agreement was amended pursuant to a certain Amendment No. 1 to Registration Rights Agreement dated July 21, 2000 between the parties to the Registration Rights Agreement (the "Registration Rights Amendment"), a copy of which is attached hereto as Exhibit I and is incorporated by reference herein. The Registration Rights Amendment reflects the raising of the 21% beneficial ownership cap contained in the original Standstill Agreement up to 25% pursuant to the Standstill Amendment, thereby expanding the number of potential registrable shares up to the new cap of 25% set forth in the Standstill Amendment.

           Stock Redemption and Sale Agreement
           -----------------------------------

           On August 31, 1999, the Issuer, Settle, Corson, Crabtree, Hobey and Kaufmann entered into the Stock Redemption and Sale Agreement, as more particularly described in Item 5 above.



                              Page 24 of 27 Pages

Item 7.    Material to be Filed as Exhibits
           --------------------------------

           See the Exhibit Index attached to this Schedule 13D.




















                              Page 25 of 27 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.


                                            GREAT LAKES CAPITAL, LLC


Date:  August 31, 2000                      By:      /s/ W. Sydnor Settle
                                               ---------------------------------
                                                     W. Sydnor Settle
                                                     Manager


Date:  August 31, 2000                      /s/ W. Sydnor Settle
                                            ------------------------------------
                                            W. Sydnor Settle


Date:  August 31, 2000                               *
                                            ------------------------------------
                                            Thomas H. Corson


Date:  August 31, 2000                               *
                                            ------------------------------------
                                            William F. Crabtree


Date:  August 31, 2000                               *
                                            ------------------------------------
                                            John L. Hobey


Date:  August 31, 2000                               *
                                            ------------------------------------
                                            Charles B. Kaufmann, III


Date:  August 31, 2000                               *
                                            ------------------------------------
                                            Thomas J. McGrath


         W. Sydnor Settle, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed herewith as exhibits to this
Schedule 13D.


Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              Page 26 of 27 Pages

                                  EXHIBIT INDEX


Exhibit                            Description
-------                            -----------

   A Management and Consulting Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.**

   B Nonqualified Stock Option Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.**

   C Voting and Standstill Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc., Great Lakes Capital, LLC and, for the limited purposes set forth therein, Great Lakes Capital, Inc.**

   D Registration Rights Agreement, dated as of June 17, 1998, between Open Plan Systems, Inc. and Great Lakes Capital, LLC.**

   E Agreement to Joint Filing of Schedule 13D, dated October 25, 1999, among Great Lakes Capital, LLC, W. Sydnor Settle, Thomas H. Corson, William F. Crabtree, John L. Hobey, Charles B. Kaufmann, III and Thomas J. McGrath.**

   F Stock Redemption and Sale Agreement, dated August 31, 1999, between Open Plan Systems, Inc. and W. Sydnor Settle, Thomas H. Corson, William F. Crabtree, John L. Hobey and Charles B. Kaufmann, III.**

   G          Powers of Attorney.

   H Amendment No. 1 to Voting and Standstill Agreement dated July 21, 2000 between Open Plan Systems, Inc., Great Lakes Capital, LLC, and Great Lakes Capital, Inc., incorporated by reference from the Issuer's Form 8-K dated July 21, 2000 filed with the Securities and Exchange Commission on July 27, 2000.

   I Amendment No. 1 to Registration Rights Agreement between Open Plan Systems, Inc. and Great Lakes Capital, LLC dated July 21, 2000, incorporated by reference from the Issuer's Form 8-K dated July 21, 2000 filed with the Securities and Exchange Commission on July 27, 2000.


________________

**  Previously filed.



                              Page 27 of 27 Pages

                                                                       EXHIBIT G


                                POWER OF ATTORNEY


         Know all by these presents, that the undersigned hereby constitutes and appoints W. Sydnor Settle the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's individual capacity and capacity (as applicable) as a member and/or manager and/or officer of Great Lakes Capital, LLC, and a beneficial owner of the common stock, no par value per share, of Open Plan Systems, Inc. (the "Common Stock") (i) Schedule 13D's, and any amendment thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (ii) Forms 3, 4, and 5, and any amendments thereto, relating to the Common Stock, in accordance with
         Section 16(a) of the Exchange Act and the rules and regulations thereunder;

                  (2) do and perform any and all acts for and on behalf of the undersigned that, in the opinion of such attorney-in-fact, may be necessary or desirable to complete and execute any such Schedule 13D or Form 3, 4, or 5 or any amendment thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                  (3)      take  any  other  action  of any type  whatsoever  in
         connection   with  the   foregoing   that,   in  the  opinion  of  such
         attorney-in-fact, may be legally required by the undersigned.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper, in the opinion of such attorney-in-fact, to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange Act.

         This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of November, 1999.


                                             /s/ Thomas H. Corson
                                             -----------------------------------
                                             Thomas H. Corson

                                POWER OF ATTORNEY


         Know all by these presents, that the undersigned hereby constitutes and appoints W. Sydnor Settle the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's individual capacity and capacity (as applicable) as a member and/or manager and/or officer of Great Lakes Capital, LLC, and a beneficial owner of the common stock, no par value per share, of Open Plan Systems, Inc. (the "Common Stock") (i) Schedule 13D's, and any amendment thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (ii) Forms 3, 4, and 5, and any amendments thereto, relating to the Common Stock, in accordance with
         Section 16(a) of the Exchange Act and the rules and regulations thereunder;

                  (2) do and perform any and all acts for and on behalf of the undersigned that, in the opinion of such attorney-in-fact, may be necessary or desirable to complete and execute any such Schedule 13D or Form 3, 4, or 5 or any amendment thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                  (3)      take  any  other  action  of any type  whatsoever  in
         connection   with  the   foregoing   that,   in  the  opinion  of  such
         attorney-in-fact, may be legally required by the undersigned.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper, in the opinion of such attorney-in-fact, to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange Act.

         This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this ____ day of November, 1999.


                                             /s/ William F. Crabtree
                                             -----------------------------------
                                             William F. Crabtree

                                POWER OF ATTORNEY


         Know all by these presents, that the undersigned hereby constitutes and appoints W. Sydnor Settle the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's individual capacity and capacity (as applicable) as a member and/or manager and/or officer of Great Lakes Capital, LLC, and a beneficial owner of the common stock, no par value per share, of Open Plan Systems, Inc. (the "Common Stock") (i) Schedule 13D's, and any amendment thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (ii) Forms 3, 4, and 5, and any amendments thereto, relating to the Common Stock, in accordance with
         Section 16(a) of the Exchange Act and the rules and regulations thereunder;

                  (2) do and perform any and all acts for and on behalf of the undersigned that, in the opinion of such attorney-in-fact, may be necessary or desirable to complete and execute any such Schedule 13D or Form 3, 4, or 5 or any amendment thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                  (3)      take  any  other  action  of any type  whatsoever  in
         connection   with  the   foregoing   that,   in  the  opinion  of  such
         attorney-in-fact, may be legally required by the undersigned.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper, in the opinion of such attorney-in-fact, to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange Act.

         This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 3 day of November, 1999.


                                             /s/ John L. Hobey
                                             -----------------------------------
                                             John L. Hobey

                                POWER OF ATTORNEY


         Know all by these presents, that the undersigned hereby constitutes and appoints W. Sydnor Settle the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's individual capacity and capacity (as applicable) as a member and/or manager and/or officer of Great Lakes Capital, LLC, and a beneficial owner of the common stock, no par value per share, of Open Plan Systems, Inc. (the "Common Stock") (i) Schedule 13D's, and any amendment thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (ii) Forms 3, 4, and 5, and any amendments thereto, relating to the Common Stock, in accordance with
         Section 16(a) of the Exchange Act and the rules and regulations thereunder;

                  (2) do and perform any and all acts for and on behalf of the undersigned that, in the opinion of such attorney-in-fact, may be necessary or desirable to complete and execute any such Schedule 13D or Form 3, 4, or 5 or any amendment thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                  (3)      take  any  other  action  of any type  whatsoever  in
         connection   with  the   foregoing   that,   in  the  opinion  of  such
         attorney-in-fact, may be legally required by the undersigned.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper, in the opinion of such attorney-in-fact, to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange Act.

         This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of November, 1999.


                                             /s/ Charles B. Kaufmann, III
                                             -----------------------------------
                                             Charles B. Kaufmann, III

                                POWER OF ATTORNEY


         Know all by these presents, that the undersigned hereby constitutes and appoints W. Sydnor Settle the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's individual capacity and capacity (as applicable) as a member and/or manager and/or officer of Great Lakes Capital, LLC, and a beneficial owner of the common stock, no par value per share, of Open Plan Systems, Inc. (the "Common Stock") (i) Schedule 13D's, and any amendment thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and (ii) Forms 3, 4, and 5, and any amendments thereto, relating to the Common Stock, in accordance with
         Section 16(a) of the Exchange Act and the rules and regulations thereunder;

                  (2) do and perform any and all acts for and on behalf of the undersigned that, in the opinion of such attorney-in-fact, may be necessary or desirable to complete and execute any such Schedule 13D or Form 3, 4, or 5 or any amendment thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

                  (3)      take  any  other  action  of any type  whatsoever  in
         connection   with  the   foregoing   that,   in  the  opinion  of  such
         attorney-in-fact, may be legally required by the undersigned.

         The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper, in the opinion of such attorney-in-fact, to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange Act.

         This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10 day of November, 1999.


                                             /s/ Thomas J. McGrath
                                             -----------------------------------
                                             Thomas J. McGrath